FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results
2.	Nomura Declares Year-end Dividend Payment
3.	Nomura Approves Share Buyback Program
4.	Nomura to Issue Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Exhibit 1

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Full-year and quarterly results impacted by market dislocation and slowdown in client activity

•	Retail performance slowed but business model transformation continued with recurring revenue up 20% YoY

•	Asset Management booked strongest full-year revenues, with pretax income highest since March 2007

•	Equities and Investment Banking resilient but Fixed Income impacted by challenging trading environment

Tokyo, April 27, 2016—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2016.

For the full year period, net revenue was 1,395.7 billion yen (US$12.4 billion)1, representing a decrease of 13 percent year on year. Income before income taxes decreased by 52 percent from the prior year to 165.2 billion yen (US$1.5 billion) and net income attributable to Nomura Holdings shareholders decreased by 41 percent to 131.6 billion yen (US$1.2 billion). Earnings per share for the year was 35.52 yen and return on equity was 4.9 percent.

Net revenue in the fourth quarter was 280.1 billion yen (US$2.5 billion), decreasing 21 percent quarter on quarter and 36 percent year on year. Loss before income taxes was 12.3 billion yen (US$109.4 million) and net loss attributable to Nomura Holdings shareholders was 19.2 billion yen (US$170.8 million).

Commenting on the results, Nomura’s Group CEO, Koji Nagai, said: “Market conditions deteriorated considerably in the fourth quarter, resulting in sluggish client activity. This led to lower net revenue in all of our business segments compared to the last quarter. Although we reduced costs to deal with the changing market environment, we reported a net loss partly due to a decrease in the value of investments on the back of a decline in stock prices.

“Retail reported lower net revenue and pretax income, but recurring revenue continued to grow as we transform our Retail business model. Asset Management booked stronger net revenue and pretax income due to an increase in assets under management. Wholesale net revenue and pretax income both declined due mainly to the challenges in Fixed Income, despite a solid performance in Equities and Investment Banking.

“Based on the recently announced changes to our business strategy in EMEA and the Americas, we will focus our management resources on areas where we have competitive advantage. This will enable us to build a solid foundation that remains profitable even in challenging market conditions.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 112.42 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2016. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“We will continue to respond swiftly to changes in client needs and the market, and transform our business model to reinforce our position as Asia’s global investment bank.”

Fourth Quarter Divisional Performance

Retail

	FY2015/16 Q4	QoQ	YoY
Net revenue	Y85.0bn	-18%	-31%
Income before income taxes	Y12.2bn	-56%	-70%

Retail reported net revenue of 85.0 billion yen, down 18 percent quarter on quarter and 31 percent year on year. Income before income taxes declined by 56 percent from last quarter and decreased 70 percent compared to the same quarter last year to 12.2 billion yen.

The division saw solid performance in the first half but sales of stocks and investment trusts slowed from August as market conditions deteriorated. Despite a slowdown in client activity, Nomura continued to gain traction in transforming its business model, with recurring revenue up 20 percent compared to the same period a year ago and client assets in discretionary investments reaching 2.2 trillion yen.

Sales of JGBs for individual investors jumped significantly compared to last year, a clear sign of Nomura’s ability to provide clients with products matched to the market environment.

Asset Management

	FY2015/16 Q4	QoQ	YoY
Net revenue	Y20.3bn	-20%	-15%
Income before income taxes	Y5.8bn	-46%	-13%

Asset Management booked net revenue of 20.3 billion yen, down 20 percent quarter on quarter and 15 percent year on year. Income before income taxes declined 46 percent from the previous quarter and decreased 13 percent compared to the same period last year to 5.8 billion yen.

Despite the quarterly decline due mainly to dividend income booked last quarter, the investment trust business booked continued inflows into ETFs, privately placed funds for regional financial institutions and investment trusts for discretionary investments. The investment advisory business saw ongoing inflows from a large Japanese public pension fund as well as inflows into US high yield products.

For the full year, Asset Management reported record net revenue driven by ongoing inflows into investment trusts and growth in assets under management. Income before income taxes was its strongest since the fiscal year ended March 2007.

Wholesale

	FY2015/16 Q4		QoQ	YoY
Net revenue	Y136.2bn		-27%	-41%
Income (loss) before income taxes	(Y22.8bn	)	—	—

Wholesale revenues were negatively impacted by the challenging market environment with net revenue declining 27 percent quarter on quarter to 136.2 billion yen. Loss before income taxes was 22.8 billion yen.

In Global Markets, the trading environment in Fixed Income was impacted by a rapid widening of spreads, plunging liquidity and market disruption following the introduction of negative interest rates in Japan. Equities remained resilient, driven by heightened volatility and as the Americas booked a one-off gain on the sale of Chi-X shares.

Investment Banking reported stronger revenues in its core business, with gross revenue up 37 percent quarter on quarter despite a decline in fee pools. All products booked higher revenues, driven particularly by M&A and DCM. Internationally, revenues were higher compared to the previous quarter bolstered by an improvement in the Americas business.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s total capital ratio was 18.1 percent and its Tier 1 ratio was 16.1 percent under Basel 3. Nomura had total assets of 41.1 trillion yen and shareholders’ equity of 2.7 trillion yen. Gross leverage was 15.2 times and net leverage was 9.6 times. All figures are on a preliminary basis.

Shareholder returns

Nomura today declared a year-end dividend of 3 yen per share to shareholders of record as of March 31, 2016. The dividend will be paid on June 1, 2016. Accordingly, the annual dividend for the year ended March 2016 will total 13 yen per share.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2016 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Exhibit 2

Nomura Declares Year-end Dividend Payment

Tokyo, April 27, 2016—Nomura Holdings, Inc. today announced that it has declared a dividend of 3 yen per share to shareholders of record as of March 31, 2016. The dividend will be paid on June 1, 2016.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2013/14		Y8.0		Y9.0	Y17.0
FY2014/15		Y6.0		Y13.0	Y19.0
FY2015/16		Y10.0		Y3.0	Y13.0

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 3

Nomura Approves Share Buyback Program

Tokyo, April 27, 2016—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 18, 2016, to July 22, 2016, and have an upper limit of 35 million shares of Nomura Holdings common stock, or 0.9 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 20 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to acquire treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2016, Nomura Holdings had 3,822,562,601 outstanding shares including 214,170,602 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 4

Nomura to Issue Stock Options (Stock Acquisition Rights)

Tokyo, April 27, 2016—Nomura Holdings, Inc. (the “Company”) today announced that the Company will issue Stock Acquisition Rights (“SARs”) in early June 2016.

The Exercise Price of the SARs will be one (1) yen per share and they will be granted to directors, executive officers and employees of the Company and its subsidiaries.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to three years from the issuance resolution date.

The number of SARs is estimated to be approximately 230 thousand units (23 million shares equivalent).

The number and detailed terms and conditions of the SARs will be determined at a meeting of the Company’s Executive Management Board scheduled for the middle of May 2016 and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The Company will issue SARs with exercise restricted periods of 6 months and 1 year for senior executives and employees in Europe in accordance with remuneration regulations introduced by European financial regulators.

[2]	The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division Heads, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.